Exhibit 99.2

Management’s Report

Managements’ Responsibility on Financial Statements

Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data presented in this annual report. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management’s opinion, the consolidated financial statements are in accordance with Canadian generally accepted accounting principles, have been prepared within acceptable limits of materiality, and have utilized supportable, reasonable estimates.

To ensure the integrity of our financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization including a written ethics and integrity policy that applies to all employees including the chief executive officer and chief financial officer.

The Board of Directors approves the consolidated financial statements. Their financial statement related responsibilities are fulfilled mainly through the Audit Committee. The Audit Committee is composed entirely of independent directors, and includes at least one director with financial expertise. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and ensures each party is properly discharging its responsibilities. The Audit Committee also considers the independence of the external auditors and reviews their fees.

The consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, in accordance with generally accepted auditing standards on behalf of the shareholders.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Trust’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. The assessment was based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2010. The Trust’s internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, the Trust’s Independent Registered Chartered Accountants, who also audited the Trust’s consolidated financial statements for the year ended December 31, 2010.

(signed)	(signed)

John P. Dielwart	Steven W. Sinclair
Chief Executive Officer	Senior Vice-President Finance and Chief Financial Officer

Calgary, Alberta
February 11, 2011

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of ARC Resources Ltd.

We have audited the accompanying consolidated financial statements of ARC Resources Ltd. and subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of income and deficit, comprehensive income and accumulated other comprehensive income and cash flows for each of the years then ended and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of ARC Resources Ltd. and subsidiaries as at December 31, 2010 and 2009, and the results of their operations and cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

We draw your attention to Note 3 to the consolidated financial statements which describes the early adoption of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582 “Business Combinations”, CICA Handbook Section 1601 “Consolidated Financial Statements” and CICA Handbook Section 1602 “Non-Controlling Interests”.  Our opinion is not qualified in respect of this matter.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) “Deloitte and Touche LLP”

Independent Registered Chartered Accountants

Calgary, Canada

February 11, 2011

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of ARC Resources Ltd.

We have audited the internal control over financial reporting of ARC Resources Ltd. and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 11, 2011 expressed an unqualified opinion on those financial statements.

(signed) “Deloitte and Touche LLP”

Independent Registered Chartered Accountants

Calgary, Canada

February 11, 2011

CONSOLIDATED BALANCE SHEETS

As at December 31

(Cdn$ millions)	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$0.3	$—
Accounts receivable (Note 7)	160.5	115.9
Prepaid expenses	12.0	18.2
Risk management contracts (Note 14)	66.8	5.9
Short term investment (Note 14)	3.5	—
Future income taxes (Note 16)	—	7.1
	243.1	147.1
Restricted cash (Note 6)	1.7	—
Reclamation funds (Note 8)	25.0	33.2
Risk management contracts (Note 14)	0.6	3.2
Property, plant and equipment (Note 9)	4,432.9	3,573.4
Goodwill (Note 5)	243.2	157.6
Total assets	$4,946.5	$3,914.5

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$217.8	$166.7
Distributions payable	27.7	23.7
Risk management contracts (Note 14)	22.0	12.9
Future income taxes (Note 16)	6.0	—
	273.5	203.3
Risk management contracts (Note 14)	20.9	1.0
Long-term debt (Note 11)	803.5	846.1
Long-term incentive compensation liability (Note 20)	26.6	10.9
Other deferred liabilities (Note 22)	25.0	—
Asset retirement obligations (Note 12)	169.1	149.9
Future income taxes (Note 16)	433.5	328.9
Total liabilities	1,752.1	1,540.1

COMMITMENTS AND CONTINGENCIES (Note 21)

SHAREHOLDERS’ EQUITY
Unitholders’ capital (Note 18)	—	2,917.6
Shareholders’ capital (Note 18)	3,194.5	—
Non-controlling interest (Note 17)	—	36.0
Deficit (Note 19)	—	(578.6)
Accumulated other comprehensive loss (Note 19)	(0.1)	(0.6)
Total shareholders’ equity	3,194.4	2,374.4
Total liabilities and shareholders’ equity	$4,946.5	$3,914.5

See accompanying notes to the Consolidated Financial Statements

Approved by the Board of Directors

(signed)	(signed)
Mac H. Van Wielingen	Fred J. Dyment
Chairman of the Board of Directors and Director	Chair of the Audit Committee and Director

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the years ended December 31

(Cdn$ millions, except per share amounts)	2010	2009

REVENUES
Oil, natural gas and natural gas liquids	$1,213.7	$978.2
Royalties	(192.8)	(147.8)
	1,020.9	830.4
Gain (loss) on risk management contracts (Note 14)
Realized	65.4	19.4
Unrealized	28.2	(7.7)
	1,114.5	842.1

EXPENSES
Transportation	29.7	20.6
Operating	261.9	236.2
General and administrative	91.6	52.3
Provision for non-recoverable accounts receivable	—	(1.7)
Interest and financing charges (Note 11)	42.5	25.7
Depletion, depreciation and accretion (Notes 9 and 12)	461.1	386.4
Gain on foreign exchange (Note 15)	(26.8)	(70.0)
	860.0	649.5

Gain on short term investments (Note 14)	0.9	—
Capital and other taxes	(0.2)	(0.3)
Future income tax recovery (Note 16)	5.6	32.8
Net income	260.8	225.1

Net income attributable to:
The Corporation	260.8	222.8
Non-controlling interest (Note 17)	—	2.3

Net income attributable to the Corporation	$260.8	$222.8
Deficit, beginning of year	(578.6)	(502.9)
Distributions paid or declared	(313.5)	(298.5)
Reduction of deficit in accordance with Plan of Arrangement (Note 1)	631.3	—
Deficit, end of year (Note 19)	$—	$(578.6)

Net income per share (Note 18)
Basic	$1.00	$0.96
Diluted	$0.99	$0.96

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

For the years ended December 31

(Cdn$ millions)	2010	2009

Net income	$260.8	$225.1

Other comprehensive income (loss), net of tax (1)
Gains (losses) on financial instruments designated as cash flow hedges	0.5	(3.9)
Gains and losses on financial instruments designated as cash flow hedges in prior periods realized in net income in the current year (Note 14)	0.1	1.1
Net unrealized gains on available-for-sale reclamation funds’ investments	0.1	0.3
Gains and losses on financial instruments designated as available-for-sale reclamation fund investments in prior periods realized in net income in the current year (Note 8)	(0.2)	—
Other comprehensive income (loss) (2)	0.5	(2.5)
Comprehensive income	$261.3	$222.6

Comprehensive income attributable to:
The Corporation	261.3	220.3
Non-controlling interest (Note 17)	—	2.3

Accumulated other comprehensive (loss) income, beginning of year	(0.6)	1.9
Other comprehensive income (loss) (2)	0.5	(2.5)
Accumulated other comprehensive loss, end of year (Note 19)	$(0.1)	$(0.6)

(1) Amounts above are recorded net of a nominal amount of income taxes.

(2) Other comprehensive income attributable to non-controlling interest is nominal.

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31

(Cdn$ millions)	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$260.8	$225.1
Add items not involving cash:
Future income tax recovery (Note 16)	(5.6)	(32.8)
Depletion, depreciation and accretion (Notes 9 and 12)	461.1	386.4
Non-cash loss (gain) on risk management contracts (Note 14)	(28.2)	7.7
Non-cash gain on short term investments (Note 14)	(0.9)	—
Non-cash lease inducement	6.6	—
Non-cash gain on foreign exchange	(26.8)	(69.0)
Non-cash incentive compensation expense (Note 20)	13.6	0.6
Expenditures on site restoration and reclamation (Note 12)	(7.8)	(8.7)
Change in non-cash working capital	1.1	(11.9)
	673.9	497.4

CASH FLOWS FROM FINANCING ACTIVITIES
(Repayment) issuance of long-term debt under revolving credit facilities, net	(241.3)	(120.7)
Issue of Senior Notes	210.4	152.9
Repayment of Senior Notes	(81.4)	(18.9)
Issue of trust units, net of issue costs	241.8	241.2
Cash distributions paid	(237.1)	(242.3)
Change in non-cash working capital	0.8	1.6
	(106.8)	13.8

CASH FLOWS FROM INVESTING ACTIVITIES
Corporate acquisition (Note 5)	—	(178.9)
Acquisition of petroleum and natural gas properties	(9.0)	(11.8)
Proceeds on disposition of petroleum and natural gas properties	3.9	32.3
Capital expenditures	(589.0)	(359.4)
Net reclamation fund withdrawals (contributions) (Note 8)	8.3	(4.6)
Change in restricted cash (Note 6)	0.3	—
Change in non-cash working capital	18.7	(28.8)
	(566.8)	(551.2)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	0.3	(40.0)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	—	40.0
CASH AND CASH EQUIVALENTS, END OF YEAR	$0.3	$—

See accompanying notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(all tabular amounts in Cdn$ millions, except per share amounts)

1.     STRUCTURE OF THE BUSINESS

The principal undertakings of ARC Resources Ltd., its predecessor ARC Energy Trust and its subsidiaries, (the “Corporation” or “ARC”), are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets.

On December 31, 2010, ARC Energy Trust (the “Trust”) effectively completed its conversion from an income trust to a corporation pursuant to the Plan of Arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) that was approved by securityholders at the Joint Special Meeting of Securityholders of ARC Energy Trust and ARC Resources Ltd. on December 15, 2010.  The Trust was dissolved and the Corporation, together with its subsidiaries, received all of the assets and assumed all of the liabilities of the Trust.  Unitholders of the Trust received one common share of the Corporation for each trust unit held. Exchangeable shareholders received common shares of the Corporation on the same basis as the holders of Trust Units based on the number of Trust Units into which each exchangeable share would be exchangeable into on December 31, 2010.   The Board of Directors and senior management of the Trust continued as the Board of Directors and senior management of ARC.

In connection with the Arrangement, ARC assumed all of the obligations of the Trust in respect of Restricted Trust Units (“RTU’s”) and Performance Trust Units (“PTU’s”) outstanding under the Long Term Incentive Plan.  The Arrangement did not result in the acceleration of vesting of any such awards.  Upon vesting, holders of RTU’s and PTU’s are entitled to receive cash payments on the same terms and conditions that existed prior to the Arrangement except that such cash payments will be based upon the market value of ARC common shares, as adjusted for dividends, rather than upon the market value of the Trust Units, as adjusted for distributions.

Pursuant to the Arrangement, shareholders’ capital was reduced by $631.3 million, the amount necessary to eliminate the deficit of the Trust outstanding at the time of the Arrangement.

The Arrangement has been accounted for as a continuity of interests and accordingly, the consolidated financial statements for periods prior to the effective date of the Arrangement reflect the financial position, income and cash flows as if the Corporation had always carried on the business formerly conducted by the Trust.  In these and future financial statements ARC will refer to common shares, shareholders and dividends which were formerly referred to as trust units, unitholders and distributions under the trust structure.  Comparative amounts in these and future financial statements will reflect the history of the Trust.

2.     SUMMARY OF ACCOUNTING POLICIES

The Consolidated Financial Statements have been prepared by management following Canadian generally accepted accounting principles (“GAAP”).  Effective January 1, 2011, ARC will be required to prepare Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”).

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting year.  Actual results could differ from those estimated.

The amounts recorded for depreciation and depletion of petroleum and natural gas property plant and equipment and for asset retirement obligations are based on estimates of petroleum and natural gas reserves and future costs. Estimates of reserves also provide the basis for determining whether the carrying value of property, plant and equipment is impaired. Accounts receivable are recorded at the estimated net recoverable amount which involves estimates of uncollectable accounts. Goodwill impairment tests involve estimates of ARC’s fair value. By their nature, these estimates are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ARC and its subsidiaries.  Any reference to “the Corporation” or “ARC” throughout these Consolidated Financial Statements refers to the Corporation and its subsidiaries.  All inter-entity transactions have been eliminated.

Revenue Recognition

Revenue associated with the sale of crude oil, natural gas, and natural gas liquids (“NGLs”) owned by ARC are recognized when title passes from ARC to its customers.

Transportation

Costs paid by ARC for the transportation of natural gas, crude oil and NGLs from the wellhead to the point of title transfer are recognized when the transportation is provided.

Joint Interests

ARC conducts many of its oil and gas production activities through jointly controlled operations and the financial statements reflect only ARC’s proportionate interest in such activities.

Depletion and Depreciation

Depletion of petroleum and natural gas properties and depreciation of production equipment are calculated on the unit-of-production basis based on:

(a)          total estimated proved reserves calculated in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;

(b)         total capitalized costs, excluding undeveloped lands, plus estimated future development costs of proved undeveloped reserves, including future estimated asset retirement costs; and

(c)          relative volumes of petroleum and natural gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Share Based Compensation

ARC has established a long term incentive plan (“RSU & PSU Plan”) for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of ARC.  Compensation expense associated with the RSU & PSU Plan is granted in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) (formerly RTUs and PTUs) and is determined based on the intrinsic value of the RSUs and PSUs at each period end.  The intrinsic valuation method is used as participants of the RSU & PSU Plan receive a cash payment on a fixed vesting date.  This valuation incorporates the period end share price, the number of RSUs and PSUs outstanding at each period end, and certain management estimates.  As a result, large fluctuations, even recoveries, in compensation expense may occur due to changes in the underlying share price.  In addition, compensation expense is amortized and recognized in earnings over the vesting period of the RSU & PSU Plan with a corresponding increase or decrease in liabilities.  Classification between accrued liabilities and accrued long-term incentive compensation is dependent on the expected payout date.

ARC charges amounts relating to head office employees to general and administrative expense, amounts relating to field employees to operating expense and amounts relating to geologists and geophysicists to property, plant and equipment.

ARC recognizes actual forfeitures of RSUs and PSUs as they occur.

Cash Equivalents

Cash equivalents include market deposits and similar type instruments, with an original maturity of three months or less when purchased.

Reclamation Fund

The Reclamation fund holds investment grade assets and cash and cash equivalents.  Investments are categorized as available-for-sale assets, which are initially measured at fair value and are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax.

Property, Plant and Equipment (“PP&E”)

ARC follows the full cost method of accounting.  All costs of exploring, developing, enhancing and acquiring petroleum and natural gas properties, including asset retirement costs, are capitalized and accumulated in one cost centre as all operations are in Canada.  Maintenance and repairs are charged against earnings, and renewals and enhancements that extend the economic life of the PP&E are capitalized.  Gains and losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion by 20 per cent or more.

Impairment

ARC places a limit on the aggregate carrying value of PP&E, which may be amortized against revenues of future periods.

Impairment is recognized if the carrying amount of the PP&E exceeds the sum of the undiscounted cash flows expected to result from ARC’s proved reserves.  Cash flows are calculated based on third party quoted forward prices, adjusted for ARC’s contract prices and quality differentials.

Upon recognition of impairment, ARC would then measure the amount of impairment by comparing the carrying amounts of the PP&E to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves.  The market interest rate is used to determine the net present value of the future cash flows.  Any excess carrying value above the net present value of ARC’s future cash flows would be recorded as a permanent impairment and charged against net income.

The cost of unproved properties is excluded from the impairment test described above and subject to a separate impairment test.  In the case of impairment, the book value of the impaired properties is moved to the petroleum and natural gas depletable base.

Goodwill

ARC must record goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired company.  The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an indication of impairment.  Impairment is recognized based on the fair value of the reporting entity compared to the book value of the reporting entity.  If the fair value of the entity is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the entity had been acquired in a business combination for a purchase price equal to its fair value.  The excess of the fair value over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill.  Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount.  Impairment is charged to earnings in the period in which it occurs.

Goodwill is stated at cost less impairment and is not amortized.

Asset Retirement Obligations

ARC recognizes an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made.  On a periodic basis, management will review these estimates and changes, if any, will be applied prospectively.  The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on a unit-of-production basis over the life of the reserves.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO.  Actual costs incurred upon settlement of the obligation are charged against the ARO to the extent of the liability recorded.

Income Taxes

ARC follows the liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of ARC and their respective tax base, using substantively enacted future income tax rates.  The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs, provided that the income tax rates are substantively enacted.  Temporary differences arising on acquisitions result in the recording of future income tax assets and liabilities.

Net Income per Share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period.  Diluted net income per share amounts are calculated based on net income divided by diluted shares.

Financial Instruments

Financial assets, financial liabilities and non-financial derivatives are measured at fair value on initial recognition.  Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

a. Held-for-trading

Financial assets and liabilities designated as held-for-trading are subsequently measured at fair value with changes in those fair values charged immediately to earnings.  With the exception of risk management contracts that qualify for hedge accounting, ARC classifies all risk management contracts as held-for-trading.  Cash and cash equivalents, restricted cash and short term investments are also classified as held-for-trading.

b. Available-for-sale assets

Available-for-sale financial assets are subsequently measured at fair value with changes in fair value recognized in Other Comprehensive Income (“OCI”), net of tax.  Amounts recognized in OCI for available-for-sale financial assets are charged to earnings when the asset is derecognized or when there is an other than temporary asset impairment.  ARC classifies its reclamation fund assets as available-for-sale asset.

c. Held-to-maturity investments, loans and receivables and other financial liabilities

Held-to-maturity investments, loans and receivables, and other financial liabilities are subsequently measured at amortized cost using the effective interest method.  ARC classifies accounts receivable to loans and receivables, and accounts payable, distributions payable, long-term debt and long term incentive compensation liabilities as other financial liabilities.

Transaction costs are expensed as incurred for all financial instruments.

ARC has elected January 1, 2003 as the effective date to identify and measure embedded derivatives in financial and non-financial contracts that are not closely related to the host contracts.

ARC is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.  A variety of derivative instruments are used by ARC to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, and interest rates.  The fair values of these derivative instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity.  ARC considers all of these transactions to be effective economic hedges, however, most of ARC’s contracts do not qualify or have not been designated as effective hedges for accounting purposes.

For transactions that do not qualify for hedge accounting, ARC applies the fair value method of accounting by recording an asset or liability on the Consolidated Balance Sheet and recognizing changes in the fair value of the instruments in earnings during the current period.

For derivative instruments that do qualify as effective accounting hedges, policies and procedures are in place to ensure that the required documentation and approvals are obtained.  This documentation specifically ties the derivative financial instruments to their use, and in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated.  When applicable, ARC also identifies all relationships between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking hedge transactions.  This would include linking the particular derivative to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions.

Where specific hedges are executed, ARC assesses, both at the inception of the hedge and on an ongoing basis, whether the derivative used in the particular hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item.   Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in earnings.  When hedge accounting is discontinued, the amounts previously recognized in Accumulated Other Comprehensive Income (“AOCI”) are reclassified to earnings during the periods when the variability in the cash flows of the hedged item affects earnings.  Gains and losses on derivatives are reclassified immediately to earnings when the hedged item is sold or early terminated.

When hedge accounting is applied to a derivative used to hedge an anticipated transaction and it is determined that the anticipated transaction will not occur within the originally specified time period, hedge accounting is discontinued and the unrealized gains and losses are reclassified from AOCI to earnings.

Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the Consolidated Balance Sheet date.  Revenues and expenses are translated at the period average rates of exchange.  Translation gains and losses are included in earnings in the period in which they arise.

3.     CHANGE IN ACCOUNTING POLICY

In 2010, ARC early adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582 “Business Combinations”, which replaces Section 1581 of the same name. Under this standard, the purchase price of a business combination is based on the fair value of consideration exchanged at the acquisition date and any contingent consideration of the acquisition is to be recognized at fair value at the acquisition date and subsequently re-measured at fair value with changes recorded through earnings each period until settled. In addition, this new guidance generally requires all transaction costs to be expensed through the income statement and any negative goodwill is required to be recognized immediately into earnings.  This standard has been applied prospectively to record ARC’s business combination with Storm Exploration Inc. (“Storm”) as described in Note 5 of these financial statements.

In accordance with the transitional provisions contained within CICA Handbook Section 1582, ARC has at the same time as its adoption of Section 1582, adopted CICA Handbook Sections 1601 and 1602, which together replace CICA Handbook Section 1600, “Consolidated Financial Statements”, as described below:

Section 1601 “Consolidated Financial Statements” establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard did not have any impact on ARC’s consolidated financial statements.

Section 1602 “Non-Controlling Interests” establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. Upon adoption of this standard, ARC has reclassified its non-controlling interest to equity on its consolidated balance sheet and presented its net income and other comprehensive income attributable to itself and its non-controlling interest on a retrospective basis.

ARC must record non-controlling interest when exchangeable shares issued by a subsidiary of ARC are transferable to third parties.  Non-controlling interest on the Consolidated Balance Sheet is recognized based on the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest.  As the exchangeable shares are converted to Trust units, the non-controlling interest on the Consolidated Balance Sheet is reduced by the cumulative book value of the exchangeable shares and Unitholders’ capital is increased by the corresponding amount.

The above CICA Handbook Sections are converged with IFRS.

4.     NEW ACCOUNTING POLICIES

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In October 2009, the Accounting Standards Board issued a third and final IFRS Omnibus Exposure Draft confirming that publicly accountable enterprises will be required to apply IFRS, in full and without modification, for all financial periods beginning January 1, 2011. The transition to IFRS at January 1, 2011 requires the restatement, for comparative purposes, of amounts reported by ARC for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.

5.     CORPORATE ACQUISITIONS

On August 17, 2010, ARC acquired 100 per cent of the existing and outstanding common shares of Storm for total consideration of $652.1 million, including the assumption of approximately $96.7 million of Storm bank debt.  Storm is a petroleum and natural gas company holding assets that are a strategic fit with ARC’s existing asset portfolio.  The primary assets acquired are in close proximity to ARC’s Dawson field and the goodwill recognized on acquisition is primarily attributed to the expected future cash flows to be derived from synergies which will contribute to operational efficiencies.

The acquisition was settled with the issuance of approximately 23 million trust units and 1.9 million exchangeable shares and was recognized as a business combination in accordance with CICA Handbook Section 1582. The allocation of the components of total consideration to the net assets acquired is as follows:

Net Assets Acquired
Property, plant and equipment	$712.7
Short term investment (Note 14)	2.9
Risk management contracts	0.7
Goodwill	85.6
Net working capital deficiency	(3.3)
Office lease obligation	(1.2)
Asset retirement obligations	(15.0)
Future income tax liability	(130.3)
Total net assets acquired	$652.1

Consideration
Trust units issued (23,003,154 units)	$449.2
Exchangeable Shares issued (1,924,997 exchangeable shares) (1)	106.2
Bank debt (net of cash acquired)	96.7
Total consideration paid	$652.1

(1)

At acquisition date, 1,924,997 ARL Series B exchangeable shares were issued at an average exchange ratio of 2.82551, for total trust unit equivalent of 5,439,098 units. See Note 17, “Exchangeable Shares and Non-Controlling Interest” for further information.

ARC has recorded $0.8 million of applicable transaction costs to general and administrative expenses on the Consolidated Statements of Income and Deficit.  The net working capital deficiency acquired includes $7.2 million of trade accounts receivable, all of which were considered to be collectable at the time of the acquisition and $13.5 million of accounts payable and accrued liabilities. ARC has not recognized any goodwill impairment losses from acquisition date to December 31, 2010.

These Consolidated Financial Statements incorporate the results of operations of the acquired Storm properties from August 17, 2010.  For the year ended December 31, 2010, ARC recorded revenue from oil, natural gas and natural gas liquids of $34.3 million and a net loss of $1.4 million in respect of the acquired assets.  Had the acquisition occurred on January 1, 2010, for the year ended December 31, 2010, ARC estimates that its pro forma revenues and net income would have been approximately $1,289.3 million and $251.2 million, respectively.

On December 21, 2009, ARC acquired all of the issued and outstanding shares of two legal entities — 1504793 Alberta Ltd. and PetroBakken General Partnership No. 1 (collectively “Ante Creek”) — for total consideration of $178.9 million.  The allocation of the purchase price and consideration paid were as follows:

Net Assets Acquired
Property, plant and equipment	$231.0
Asset retirement obligations	(4.0)
Future income taxes	(48.1)
Total net assets acquired	$178.9

Consideration Paid
Cash and fees paid	$178.9
Total consideration paid	$178.9

The acquisition of Ante Creek has been accounted for as an asset acquisition pursuant to EIC — 124.

The future income tax liability on acquisition was based on the difference between the fair value of the acquired net assets of $178.9 million and the associated tax basis of $35.8 million.

These Consolidated Financial Statements incorporate the results of operations of the acquired Ante Creek properties from December 21, 2009.

6.     RESTRICTED CASH

Restricted cash at December 31, 2010 represents amounts received from a government agency to fund certain future capital expenditures of the Corporation.  If qualifying expenditures under the funding agreement are not made prior to June 30, 2012, any undrawn cash plus interest accrued to date must be repaid.  During the year ended December 31, 2010, ARC made $0.3 million of such qualifying expenditures and corresponding withdrawals from the restricted cash balance.

7.     FINANCIAL ASSETS AND CREDIT RISK

Credit risk is the risk of financial loss to ARC if a partner or counterparty to a product sales contract or financial instrument fails to meet its contractual obligations.  ARC is exposed to credit risk with respect to its cash equivalents, short term investments, accounts receivable, reclamation fund, and risk management contracts. Most of ARC’s accounts receivable relate to oil and natural gas sales and are subject to typical industry credit risks.  ARC manages this credit risk as follows:

•                  By entering into sales contracts with only established creditworthy counterparties as verified by a third party rating agency, through internal evaluation or by requiring security such as letters of credit;

•                  By limiting exposure to any one counterparty in accordance with ARC’s credit policy; and

•                  By restricting cash equivalent investments, reclamation fund investments, and risk management transactions to counterparties that, at the time of transaction, are not less than investment grade.

The majority of the credit exposure on accounts receivable at December 31, 2010 pertains to accrued revenue for December 2010 production volumes.  ARC transacts with a number of oil and natural gas marketing companies and commodity end users (“commodity purchasers”).  Commodity purchasers and marketing companies typically remit amounts to ARC by the 25th day of the month following production.  Joint interest receivables are typically collected within one to three months following production.  At December 31, 2010, no one counterparty accounted for more than 25 per cent of the total accounts receivable balance and the largest commodity purchaser receivable balance is fully secured with Letters of Credit.

ARC’s allowance for doubtful accounts was nil as at December 31, 2010 and $0.8 million as at December 31, 2009.   ARC did not record any additional provision for non-collectable accounts receivable during the years ended December 31, 2010 and 2009.

When determining whether amounts that are past due are collectable, management assesses the credit worthiness and past payment history of the counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due.  As at December 31, 2010, $2.1 million of accounts receivable are past due, excluding amounts in ARC’s allowance for doubtful accounts, all of which are considered to be collectable.

Maximum credit risk is calculated as the total recorded value of cash and cash equivalents, accounts receivable, short term investments, reclamation fund holdings, and risk management contracts at the balance sheet date.

8.     RECLAMATION FUNDS

	December 31, 2010		December 31, 2009
	Unrestricted	Restricted	Unrestricted	Restricted
Balance, beginning of year	$12.6	$20.6	$11.2	17.0
Contributions	8.2	5.8	6.2	5.3
Reimbursed expenditures (1)	(7.4)	(1.5)	(5.9)	(1.8)
Interest earned on funds	0.4	0.2	0.7	0.1
Withdrawals	(14.0)	—	—	—
Net unrealized gains and losses on available-for- sale investments	0.2	(0.1)	0.4	—
Balance, end of year (2)	$—	$25.0	$12.6	20.6

(1)                      Amount differs from actual expenditures incurred by ARC due to timing differences and discretionary reimbursements.

(2)                      As at December 31, 2010 the restricted reclamation fund held $0.3 million in cash and cash equivalents (the unrestricted fund held $0.2 million at December 31, 2009), with the balance held in investment grade assets.

ARC has established a restricted reclamation fund to finance obligations specifically associated with the Redwater property.  Required contributions to this fund will vary over time and have been disclosed as commitments in Note 21.  Interest earned on the respective investments is retained within the fund.

All investments in the unrestricted fund were withdrawn and applied to outstanding bank debt.  Future abandonment expenditures will be funded entirely from cash flow from operating activities.

For the year ended December 31, 2010, $0.2 million (nominal in 2009) relating to available-for-sale reclamation fund assets were reclassified from accumulated other comprehensive income into earnings.   As at December 31, 2010 all reclamation fund assets are reflected at fair value.  The fair values are obtained from third parties, determined directly by reference to quoted market prices.

9.     PROPERTY, PLANT AND EQUIPMENT

	December 31, 2010	December 31, 2009
Property, plant and equipment, at cost	$7,553.6	$6,242.8
Accumulated depletion and depreciation	(3,120.7)	(2,669.4)
Property, plant and equipment, net	$4,432.9	$3,573.4

The calculation of 2010 depletion and depreciation included an estimated $1,514 million ($1,060 million in 2009) for future development costs associated with proved undeveloped reserves and excluded $354.2 million ($268.9 million in 2009) for the book value of unproved properties.

ARC performed a ceiling test calculation at December 31, 2010 to assess the recoverable value of property, plant and equipment (“PP&E”).  Based on the calculation, the value of future net revenues from ARC’s reserves exceeded the carrying value of ARC’s PP&E at December 31, 2010.  The benchmark prices used in the calculation were as follows:

	WTI Oil	AECO Gas	Cdn$/US$
Year	(US$/bbl)	(Cdn$/mmbtu)	Exchange Rates
2011	88.00	4.16	0.98
2012	89.00	4.74	0.98
2013	90.00	5.31	0.98
2014	92.00	5.77	0.98
2015	95.17	6.22	0.98
2016	97.55	6.53	0.98
2017	100.26	6.76	0.98
2018	102.74	6.90	0.98
2019	105.45	7.06	0.98
2020	107.56	7.21	0.98
Remainder (1)	2.0%	2.0%	0.98

(1)  Percentage change represents the change in each year after 2020 to the end of the reserve life.

For the years ended December 31, 2010 and 2009, $20.9 million and $14.2 million of general and administrative expenses were capitalized to property, plant and equipment, respectively.

10.  FINANCIAL LIABILITIES AND LIQUIDITY RISK

Liquidity risk is the risk that ARC will not be able to meet its financial obligations as they become due. ARC actively manages its liquidity through strategies such as continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional equity.  Management believes that future cash flows generated from these sources will be adequate to settle ARC’s financial liabilities.

The following table details ARC’s financial liabilities as at December 31, 2010:

($ millions)	1 year	2 - 3 years	4 - 5 years	Beyond 5 years	Total
Accounts payable and accrued liabilities (1)	222.9	—	—	—	222.9
Distributions payable (2)	20.3	—	—	—	20.3
Risk management contracts (3)	27.7	22.6	0.1	1.4	51.8
Senior notes and interest	41.5	125.5	119.4	318.7	605.1
Revolving credit facilities	—	357.7	—	—	357.7
Working capital facility	1.3	—	—	—	1.3
Accrued long-term incentive compensation (1)	—	53.1	—	—	53.1
Total financial liabilities	313.7	558.9	119.5	320.1	1,312.2

(1)          Liabilities under the RSU & PSU Plan represent the total amount expected to be paid out on vesting.

(2)          Amounts payable for the distribution represent the net cash payable after distribution reinvestment.

(3)          Amounts payable under risk management contracts have been presented at their future value without any reduction for entity-specific risk.

ARC actively maintains credit and working capital facilities to ensure that it has sufficient available funds to meet its financial requirements at a reasonable cost.  Refer to Note 11 for further details on available amounts under existing banking arrangements and Note 13 for further details on capital management.

11.  LONG-TERM DEBT

	December 31, 2010	December 31, 2009
Syndicated credit facilities:
Cdn$ denominated	$357.7	$423.0
US$ denominated	—	74.3
Working capital facility	1.3	7.9
Senior notes:
Master Shelf Agreement
5.42% US$ Note	65.3	78.5
4.94% US$ Note	—	6.3
4.98% US$ Note	49.7	—
2004 Note Issuance
4.62% US$ Note	25.5	54.5
5.10% US$ Note	23.9	65.4
2009 Note Issuance
7.19% US$ Note	67.1	70.6
8.21% US$ Note	34.8	36.6
6.50% Cdn$ Note	29.0	29.0
2010 Note Issuance
5.36% US$ Note	149.2	—
Total long-term debt outstanding	$803.5	$846.1

Credit Facilities

ARC has a $1 billion, annually extendible, financial covenant-based syndicated credit facility (“the facility”).  The maturity date of the facility is August 3, 2013.  ARC also has in place a $30 million demand working capital facility. The working capital facility is subject to the same covenants as the syndicated credit facility.

Borrowings under the facility bear interest at Canadian bank prime (3 per cent at December 31, 2010, 2.25 per cent at December 31, 2009) or US base rate, or, at ARC’s option, Canadian dollar bankers’ acceptances or U.S. dollar LIBOR loan rates, plus applicable margin and stamping fee.  The total stamping fees range between 100 bps and 250 bps on Canadian bank prime and US base rate borrowings and between 200 bps and 350 bps on Canadian dollar bankers’ acceptance and U.S. dollar LIBOR borrowings.  The undrawn portion of the facility is subject to a standby fee in the range of 50 to 87.5 bps.

The weighted average interest rate under the credit facility was 1.9 per cent for the year ended December 31, 2010 (1.1 per cent for the year ended 2009).

In the second quarter of 2010, ARC amended its note agreements with its lenders to remove security on its senior notes outstanding and as a result all senior notes outstanding are unsecured.

Senior Notes Issued Under a Master Shelf Agreement

These senior secured notes were issued in two separate tranches pursuant to an Uncommitted Master Shelf Agreement. The terms and rates of these senior notes are summarized below.

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
December 15, 2005	US$65.6 million	5.42%	December 15, 2017	Eight equal installments beginning December 15, 2010
March 5, 2010	US$50.0 million	4.98%	March 5, 2019	Five equal installments beginning March 5, 2015

Senior Notes not Subject to the Master Shelf Agreement

In the first quarter of 2010, ARC elected to prepay US$58.5 million of outstanding principal on its 2004 Note Issuance. A make whole payment of US$4.8 million was made in conjunction with the note prepayment and is classified as interest and financing charges on the statement of income. The amendment to the 2004 Note agreements was made to align the key provisions in all outstanding senior note agreements.

The senior notes not subject to the Master Shelf Agreement were issued on April 27, 2004, April 14, 2009, and May 27, 2010 via private placements. The terms and rates of these senior notes are summarized below.

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
April 27, 2004	US$25.7 million	4.62%	April 27, 2014	Six equal installments beginning April 27, 2009
April 27, 2004	US$24.0 million	5.10%	April 27, 2016	Five equal installments beginning April 27, 2012
April 14, 2009	US $67.5 million	7.19%	April 14, 2016	Five equal installments beginning April 14, 2012
April 14, 2009	US$35.0 million	8.21%	April 14, 2021	Five equal installments beginning April 14, 2017
April 14, 2009	Cdn $29.0 million	6.5%	April 14, 2016	Five equal installments beginning April 14, 2012
May 27, 2010	US$150.0 million	5.36%	May 27, 2022	Five equal installments beginning May 27, 2018

Credit Capacity

The following table summarizes ARC’s available credit capacity and the current amounts drawn as at December 31, 2010:

	Credit Capacity	Drawn	Remaining
Syndicated Credit Facility	$1,000.0	$357.7	$642.3
Working Capital Facility	30.0	1.3	28.7
Senior Notes Subject to a Master Shelf Agreement(1)	223.8	115.0	108.8
Senior Notes Not Subject to a Master Shelf Agreement	329.5	329.5	—
Total	$1,583.3	$803.5	$779.8

(1)          Total credit capacity is US$225 million.

Debt Covenants

The following are the significant financial covenants governing the revolving credit facilities:

•                  Long-term debt and letters of credit not to exceed three times trailing twelve month net income before non-cash items and interest expense;

•                  Long-term debt, letters of credit, and subordinated debt not to exceed four times trailing twelve month net income before non-cash items and interest expense; and

•                  Long-term debt and letters of credit not to exceed 50 per cent of the book value of shareholders’ equity and long-term debt, letters of credit, and subordinated debt.

In the event that ARC enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of ARC’s assets, the ratio in the first covenant is increased to 3.5 times, while the third covenant is increased to 55 per cent for the subsequent six month period.  As at December 31, 2010, ARC had $3.1 million in letters of credit (two million dollars in 2009), no subordinated debt, and was in compliance with all covenants.

Supplemental disclosures

The fair value of all senior notes as at December 31, 2010, is $468.1 million compared to a carrying value of $444.5 million ($347.3 million compared to $340.9 million as at December 31, 2009).

Amounts of US$15.8 million due under the senior notes and $1.3 million due under ARC’s working capital facility in the next 12 months have not been included in current liabilities as management has the ability and intent to refinance these amounts through the syndicated credit facility.

Interest paid in 2010 was $10 million less than the interest expense (interest paid in 2009 was $3.6 million less than the interest expense).

12.    ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on ARC’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  ARC has estimated the net present value of its total asset retirement obligations to be $169.1 million as at December 31, 2010 ($149.9 million in 2009) based on a total future undiscounted liability of $1.48 billion ($1.36 billion in 2009).  At December 31, 2010 management estimates that these payments are expected to be made over the next 61 years with the majority of payments being made in years 2060 to 2071.  ARC’s weighted average credit adjusted risk free rate of 6.5 per cent (6.5 per cent in 2009) and an inflation rate of two per cent (two per cent in 2009) were used to calculate the present value of the asset retirement obligations.

The following table reconciles ARC’s asset retirement obligations:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Balance, beginning of year	$149.9	$141.5
Increase in liabilities relating to corporate acquisitions (Note 5)	15.0	4.0
Increase in liabilities relating to development activities	1.6	1.7
Increase in liabilities relating to change in estimate	0.5	2.1
Settlement of abandonment and reclamation liabilities during the year	(7.8)	(8.7)
Accretion expense	9.9	9.3
Balance, end of year	$169.1	$149.9

13.  CAPITAL MANAGEMENT

ARC’s objective when managing its capital is to maintain a conservative structure that will allow it to:

•                  Fund its development and exploration program;

•                  Provide financial flexibility to execute on strategic opportunities; and

•                  Maintain a dividend policy that, in normal times, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months in order to normalize the effect of commodity price volatility to unitholders.

ARC manages the following capital:

•                  Common shares;

•                  Long-term debt; and

•                  Working capital (defined as current assets less current liabilities excluding risk management contracts and future income taxes).

When evaluating ARC’s capital structure, management’s objective is to limit net debt to less than two times annualized cash flow from operating activities and 20 per cent of total capitalization. As at December 31, 2010 ARC’s net debt to annualized cash flow from operating activities ratio is 1.3 and its net debt to total capitalization ratio is 10.8 per cent.

($ millions, except per share and per cent amounts)	December 31, 2010	December 31, 2009
Long-term debt	803.5	846.1
Accounts payable and accrued liabilities	217.8	166.7
Distributions payable	27.7	23.7
Cash and cash equivalents, accounts receivable, prepaid expenses and short term investments	(176.3)	(134.1)
Net debt obligations (1)	872.7	902.4

Shares outstanding (millions)	284.4	239.0
Share price (2)	25.41	19.94
Market capitalization (1)	7,226.6	4,765.7
Net debt obligations (1)	872.7	902.4
Total capitalization (1)	8,099.3	5,668.1

Net debt as a percentage of total capitalization	10.8%	15.9%
Net debt obligations to annualized cash flow from operating activities	1.3	1.8

(1)          Net debt obligations, market capitalization and total capitalization as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

(2)          TSX closing price as at December 31, 2010 and December 31, 2009 respectively.

ARC manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets. ARC is able to change its capital structure by issuing new shares, new debt or changing its dividend policy.

In addition to internal capital management, ARC is subject to various covenants under its credit facilities.  Compliance with these covenants is monitored on a quarterly basis and as at December 31, 2010 ARC is in compliance with all covenants.

14.  FINANCIAL INSTRUMENTS AND MARKET RISK MANAGEMENT

Financial Instrument Classification and Measurement

ARC’s financial instruments carried on the Consolidated Balance Sheet are carried at amortized cost with the exception of cash and cash equivalents, restricted cash, short term investments, reclamation fund assets and risk management contracts, which are carried at fair value.  With the exception of ARC’s senior notes, there were no significant differences between the carrying value of financial instruments and their estimated fair values as at December 31, 2010.  The fair value of the ARC’s senior notes is disclosed in Note 11.

All of ARC’s cash and cash equivalents, restricted cash, short term investments, risk management contracts, and reclamation fund assets are transacted in active markets. ARC classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument.

•                  Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•                  Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•                  Level 3 — Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

ARC’s cash and cash equivalents, restricted cash, reclamation fund assets and risk management contracts have been assessed on the fair value hierarchy described above.  ARC’s cash and cash equivalents, restricted cash and reclamation fund assets are classified as Level 1 and risk management contracts as Level 2.  Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

Pursuant to the Storm acquisition (Note 5), ARC acquired shares in Storm Resources Ltd. at an initial cost of $2.9 million.  The short term investment is classified as held for trading and is presented at fair value with any periodic change in fair value being recorded as an unrealized gain or loss in the Consolidated Statements of Income and Deficit.  At December 31, 2010, the fair value of ARC’s investment in Storm Resources Ltd. was $3.5 million and an unrealized gain of $0.6 million was recorded for the period August 17 to December 31, 2010.  ARC classifies this investment as Level 1 in the fair value hierarchy.

Market Risk Management

ARC is exposed to a number of market risks that are part of its normal course of business.  ARC has a risk management program in place that includes financial instruments as disclosed in the risk management contracts section of this note.

ARC’s risk management program is overseen by its Risk Committee based on guidelines approved by the Board of Directors.  The objective of the risk management program is to support ARC’s business plan by mitigating adverse changes in commodity prices, interest rates and foreign exchange rates.

In the sections below, ARC has prepared sensitivity analyses in an attempt to demonstrate the effect of changes in these market risk factors on ARC’s net income.  For the purposes of the sensitivity analyses, the effect of a variation in a particular variable is calculated independently of any change in another variable.  In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities. For instance, trends have shown a correlation between the movement in the foreign exchange rate of the Canadian dollar relative to the U.S. dollar and the West Texas Intermediate (“WTI”) posted crude oil price.

Commodity Price Risk

ARC’s operational results and financial condition are largely dependent on the commodity prices received for its oil and natural gas production. Commodity prices have fluctuated widely during recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic, and geopolitical factors. Movement in commodity prices could have a significant positive or negative impact on ARC’s net income.

ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see Risk Management Contracts below).  The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at December 31, 2010. The sensitivity is based on a 10 per cent increase and 10 per cent decrease in the price of WTI and AECO natural gas. The commodity price assumptions are based on management’s assessment of reasonably possible changes in oil and natural gas prices that could occur between December 31, 2010 and ARC’s next reporting date.

Sensitivity of Commodity Price Risk Management Contracts:

	Increase in Commodity Price		Decrease in Commodity Price
	Crude oil	Natural gas	Crude oil	Natural gas
Net income (decrease) increase	(86.1)	(12.7)	80.8	14.6

As noted above, the sensitivities are hypothetical and based on management’s assessment of reasonably possible changes in commodity prices between the balance sheet date and ARC’s next reporting date. The results of the sensitivity should not be considered to be predictive of future performance. Changes in the fair value of risk management contracts cannot generally be extrapolated because the relationship of change in certain variables to a change in fair value may not be linear.

Interest Rate Risk

ARC has both fixed and variable interest rates on its debt. Changes in interest rates could result in an increase or decrease in the amount ARC pays to service variable interest rate debt. Changes in interest rates could also result in fair value risk on ARC’s fixed rate senior notes. Fair value risk of the senior notes is mitigated due to the fact that ARC generally does not intend to settle its fixed rate debt prior to maturity.

If interest rates applicable to variable rate debt and interest rate swaps were to have increased by 50 bps it is estimated that ARC’s net income for the year ended December 31, 2010 would decrease by $2.2 million, of which $1.4 million is the result of increased interest expense and $0.8 million is due to the change in fair value of risk management contracts in place at December 31, 2010.  Management does not expect interest rates to decrease between December 31, 2010 and ARC’s next reporting date.

Foreign Exchange Risk

North American oil and natural gas prices are based upon U.S. dollar denominated commodity prices. As a result, the price received by Canadian producers is affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. In addition ARC has U.S. dollar denominated debt and interest obligations of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.

The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at December 31, 2010 as well as the unrealized gain or loss on revaluation of outstanding US$ denominated debt.  The sensitivity is based on a 5 per cent increase and 5 per cent decrease in the Cdn$/US$ foreign exchange rate.

Sensitivity of Foreign Exchange Exposure:	Increase in Cdn$/US$ rate	Decrease in Cdn$/US$ rate
Risk management contracts	$2.1	$(2.1)
U.S. dollar denominated debt	(15.6)	15.6
Net income (decrease) increase	$(13.5)	$13.5

Increases and decreases in foreign exchange rates applicable to U.S. dollar denominated payables and receivables would have a nominal impact on ARC’s net income for the period ended December 31, 2010.

Risk Management Contracts

ARC uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, interest rates and power prices.  ARC considers all of these transactions to be effective economic hedges; however, the majority of ARC’s contracts do not qualify as effective hedges for accounting purposes.

Following is a summary of all risk management contracts in place as at December 31, 2010 that do not qualify for hedge accounting.  All contracts call for monthly average settlement unless otherwise noted:

Financial WTI Crude Oil Contracts

			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	bbl/d	US$/bbl	US$/bbl	US$/bbl(1)
1-Jan-11	31-Dec-11	3-way collar	5,000	$80.00	$60.00	$100.00
1-Jan-11	31-Dec-11	Collar	8,000	$85.00	—	$85.00
1-Jan-11	31-Dec-11	3-way collar	5,000	$85.00	$60.00	$85.00
1-Jan-12	31-Dec-12	Collar	1,000	$90.00	—	$90.00
1-Jan-12	31-Dec-12	3-way collar	5,000	$90.00	$60.00	$90.00

(1)  Annually settled call

Financial WTI Crude Oil Swap Contracts

			Volume
Term		Contract	bbl/d	US$/bbl
1-Jan-12	31-Dec-12	Sold Swap	10,000	$90.00

Financial CWTI Crude Oil Contracts

			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	bbl/d	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl(2)
1-Jan-11	31-Dec-11	3-way collar	2,000	$90.00	$65.00	$90.00

(2)  Annually settled call

Financial WTI Crude Oil Calendar Spread Contracts (3)

			Volume	Spread
Term		Contract	bbl/d	US$/bbl
1-Jan-11	31-Dec-11	1st vs 2nd month	2,000	$(0.07)

(3)  ARC pays the prompt contract monthly average; ARC receives the second delivery month contract average plus the calendar spread

Financial AECO Natural Gas Swap Contracts (4)

			Volume
Term		Contract	GJ/d	Cdn$/GJ
1-Jan-11	31-Dec-11	Sold Swap	135,000	$5.54

(4)AECO 7a monthly index

Financial NYMEX Natural Gas Swap Contracts (5)

			Volume
Term		Contract	mmbtu/d	US$/mmbtu
1-Jan-12	31-Dec-12	Sold Swap	20,000	$5.08

(5) Last Day Settlement

Financial Basis Swap Contract (6)

			Volume
Term		Contract	mmbtu/d	US$/mmbtu
1-Jan-11	31-Oct-11	Sold Swap – L3d	15,000	$(0.4850)
1-Jan-11	31-Dec-12	Sold Swap – Ld	30,000	$(0.6067)
1-Nov-11	31-Oct-12	Sold Swap – L3d	15,000	$(0.4067)
1-Jan-12	31-Dec-12	Sold Swap - Ld	20,000	$(0.4850)

(6)  Nymex Last Day (Ld) or Last 3 Day (L3d); AECO 7a monthly index

US$ Debt Repayment Contracts

		Notional	Swap	Swap
Settlement Date	Contract	US$ millions	Cdn$/US$	US$/Cdn$
14-Apr-11	Forward	3.9	$1.0225	$0.9780
27-Apr-11	Forward	7.6	$1.0229	$0.9776
27-May-11	Forward	4.0	$1.0182	$0.9821
6-Sep-11	Forward	1.3	$1.0212	$0.9792
14-Oct-11	Forward	3.9	$1.0224	$0.9781
25-Nov-11	Forward	4.0	$1.0189	$0.9815
12-Apr-12	Forward	17.4	$1.0150	$0.9852
27-Apr-12	Forward	12.3	$1.0150	$0.9852
29-May-12	Forward	4.0	$1.0150	$0.9852

Financial Interest Rate Contracts (7)

			Principal	Fixed	Floating
Term		Contract	US$ millions	Rate	Rate
1-Jan-11	22-May-22	Swap	25.0	5.36%	LIBOR + 2.09%

(7)          Receive fixed rate; pay floating rate

Financial Electricity Heat Rate Contracts (8)

			Volume	AESO Power	AECO 5a	multiplied	Heat Rate
Term		Contract	MWh	Cdn$/MWh	Cdn$/GJ	by	GJ/MWh
1-Jan-11	31-Dec-11	Heat rate swap	15	Receive AESO	Pay AECO 5a		x 9.08
1-Jan-12	31-Dec-12	Heat rate swap	15	Receive AESO	Pay AECO 5a		x 9.10
1-Jan-13	31-Dec-13	Heat rate swap	10	Receive AESO	Pay AECO 5a		x 9.15

(8)  Alberta Power Pool (monthly average 24x7); AECO 5a monthly index

Financial Electricity Contracts (9)

			Volume	Swap
Term		Contract	MWh	Cdn$/MWh
1-Jan-11	31-Dec-12	Bought Swap	5	$72.50

(9)  Alberta Power Pool (monthly average 24x7)

At December 31, 2010 there were no contracts in place that have been designated as accounting hedges.

At December 31, 2010, the fair value of the contracts that were not designated as accounting hedges was $24.6 million.  ARC recorded a gain on risk management contracts of $93.6 million in the statement of income for the year ended December 31, 2010 ($11.7 million gain in 2009).  This amount includes the realized and unrealized gains and losses on risk management contracts that do not qualify as effective accounting hedges.

The following table reconciles the movement in the fair value of ARC’s financial risk management contracts that have not been designated as effective accounting hedges:

	December 31, 2010	December 31, 2009
Fair value, beginning of year	$(4.3)	$3.4
Fair value, end of year (1)	24.6	(4.3)
Change in fair value of contracts in the year	28.9	(7.7)
Fair value of contracts acquired in Corporate Acquisition (Note 5)	(0.7)	—
Realized gain in the year	65.4	19.4
Gain on risk management contracts	$93.6	$11.7

(1)   Intrinsic value of risk management contracts not designated as effective accounting hedges equals a gain of $16.8 million at December 31, 2010 ($3.5 million loss at December 31, 2009).

ARC’s electricity contracts are intended to manage price risk on electricity consumption.  Portions of ARC’s financial electricity contracts were designated as effective accounting hedges on their respective contract dates.

A realized loss of $0.5 million for the year ended December 31, 2010 (loss of $1.5 million in 2009) has been included in operating costs on the statement of income.

The contracts that were designated as effective accounting hedges were expired at December 31, 2010, therefore the unrealized fair value relating to these contracts is nil.  The fair value movement of $0.5 million represents amounts previously recorded to Other Comprehensive Income, net of tax, that have since been charged to the statement of income.  The following table reconciles the movement in the fair value of ARC’s financial risk management contracts that were designated as effective accounting hedges:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Fair value, beginning of year	$(0.5)	$3.3
Change in fair value of financial electricity contracts	0.5	(3.8)
Fair value, end of year (1)	$—	$(0.5)

(1)   Intrinsic value of risk management contracts designated as effective accounting hedges equals nil at December 31, 2010 ($0.5 million loss at December 31, 2009).

15.  GAIN (LOSS) ON FOREIGN EXCHANGE

The following is a summary of the total gain (loss) on US$ denominated transactions:

	2010	2009
Unrealized gain (loss) on US$ denominated debt	$(6.0)	$66.3
Realized gain on US$ denominated debt repayments	32.9	2.7
Total non-cash gain on US$ denominated transactions	26.9	69.0
Realized cash gain (loss) on US$ denominated transactions	(0.1)	1.0
Total foreign exchange gain	$26.8	$70.0

16.  INCOME TAXES

On December 31, 2010, the Corporation effectively converted from a publicly traded income trust to a publicly traded corporation by way of a plan of arrangement (see Note 1). As a result, for the year ended December 31, 2010, the Corporation’s future income tax recovery was calculated on the basis of it being a corporation. For the year ended December 31, 2009, the Corporation’s future income tax recovery was calculated on the basis of it being a publicly traded income trust in accordance with legislation applicable to certain income trusts.

The tax provision differs from the amount computed by applying the combined Canadian federal and provincial statutory income tax rates to income before future income tax recovery as follows:

	December 31, 2010	December 31, 2009
Income before future income tax recovery and non-controlling interest	$255.2	$192.3
Canadian statutory rate (1)	28.0%	29.0%
Expected income tax expense at statutory rates	71.4	55.8
Effect on income tax of:
Net income of ARC Energy Trust	(75.5)	(86.0)
Effect of change in corporate tax rate	(0.8)	7.2
Unrealized loss (gain) on foreign exchange	0.8	(9.7)
Change in estimated pool balances	(0.2)	(0.7)
Other non-deductible items	(1.3)	0.6
Future income tax recovery	$(5.6)	$(32.8)

(1)   The statutory rate consists of the combined statutory tax rate for the Corporation  and its subsidiaries for the year ended December 31, 2010 and the combined statutory tax rate for the Trust and its subsidiaries for the year ended December 31, 2009.

The net future income tax liability is comprised of the following:

	December 31, 2010	December 31, 2009
Future tax liabilities:
Capital assets in excess of tax value	$553.0	$418.3
Risk management contracts	11.2	—
Long-term debt	7.7	8.5

Future tax assets:
Asset retirement obligations	(42.3)	(37.6)
Non-capital losses	(54.0)	(49.9)
Risk management contracts	(5.1)	(1.1)
Other comprehensive loss	—	(0.1)
Share/Trust unit incentive compensation expense	(12.0)	(8.2)
Attributed Canadian royalty income	(4.5)	(4.5)
Make whole payment	(1.0)	—
CEC, SR&ED pools and deductible share issue costs	(13.5)	(3.6)
Net future income tax liability	$439.5	$321.8
Net future income tax (asset) liability, current	$6.0	$(7.1)
Net future income tax liability, long-term	$433.5	$328.9

The petroleum and natural gas properties and facilities owned by ARC have an approximate tax basis of $2.6 billion ($2.23 billion in 2009) available for future use as deductions from taxable income.  Included in this tax basis are estimated non-capital loss carryforwards of $183.9 million ($181.9 million in 2009) that expire in the years 2027 through 2030. The following is a summary of the estimated ARC tax pools:

	December 31, 2010	December 31, 2009
Canadian oil and gas property expenses	$982.5	$951.6
Canadian development expenses	504.4	391.1
Canadian exploration expenses	95.5	105.6
Undepreciated capital costs	619.2	432.2
Non-capital losses	183.9	181.9
SR&ED tax pools	22.2	0.8
Other	26.0	15.2
Estimated tax basis, federal	2,433.7	2,078.4
Provincial tax pools	177.6	155.5
Estimated tax basis, federal and provincial	$2,611.3	$2,233.9

At December 31, 2010 $1.7 million of current taxes were payable for Storm Exploration Inc. relating to the acquisition of Storm (Note 5).  No current income taxes were paid in both 2010 and 2009 by ARC Energy Trust or ARC Resources Ltd.

17.  EXCHANGEABLE SHARES AND NON-CONTROLLING INTEREST

Prior to the Arrangement, the Trust was authorized to issue an unlimited number of exchangeable shares that could be converted (at the option of the holder) into trust units at any time.  The number of trust units issuable upon conversion was based on the exchange ratio in effect at the conversion date.  The exchange ratio was calculated monthly based on the cash distribution paid divided by the 10 day weighted average unit price preceding the record date and multiplied by the exchange ratio.  The exchangeable shares were not eligible to receive distributions.

On August 17, 2010, pursuant to the Storm acquisition described in Note 5, a second series of exchangeable shares was issued.  These shares were classified as “Series B” exchangeable shares and shared the same nature, terms and conditions of the original “Series A” exchangeable shares.  The Series B exchangeable shares were valued at $55.18 per share at issue date which was determined based on the exchange ratio and the trading price of ARC’s trust unit in effect at that time.

Pursuant to the Plan of Arrangement all Series A and Series B exchangeable shares outstanding as at December 31, 2010 were exchanged for common shares of ARC based on the exchange ratio in effect on December 31, 2010 and subsequently cancelled.

(units thousands)	Year Ended December 31, 2010	Year Ended December 31, 2009
Balance, beginning of year	871	1,092
Issued for acquisition consideration (Note 5)	1,925	—
Exchanged for trust units (1)	(149)	(221)
Exchanged for common shares pursuant to the Arrangement (Note 1)	(2,647)	—
Balance, end of year	—	871
Exchange ratio, end of year	2.89162	2.71953
Trust units issuable upon conversion, end of year	—	2,369

(1)   During 2010, 11,352 Series A and 137,522 Series B exchangeable shares were converted to trust units at an average exchange ratio of 2.82276 and 2.84957, respectively.  During 2009 220,573 Series A exchangeable shares were converted at an average exchange ratio of 2.59547.

During 2009, non-controlling interest on the Consolidated Balance Sheet consists of the fair value of the exchangeable shares at the time of issuance plus the accumulated earnings attributable to the non-controlling interest.  The net income attributable to non-controlling interest on the Consolidated Statements of Income and Other Comprehensive Income is based on the number of trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

Following is a summary of the non-controlling interest for 2010 and 2009:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Non-controlling interest, beginning of year	$36.0	$42.4
Increase associated with issuance for exchangeable shares (Note 5)	106.2	—
Reduction of book value for conversion to trust units	(7.9)	(8.7)
Reduction pursuant to the Arrangement (Note 1)	(134.3)	—
Current period net income attributable to non-controlling interest	—	2.3
Non-controlling interest, end of year	$—	$36.0

18.  SHAREHOLDERS’ CAPITAL

On December 31, 2010, pursuant to the Arrangement, all outstanding trust units were exchanged for common shares of the Corporation and the balance of Shareholders’ Capital was reduced by $631.3 million, the deficit of the Trust at the time of the Arrangement.

ARC is authorized to issue an unlimited number of common shares and 50 million preferred shares issuable in series.

ARC has in place a Dividend Reinvestment and Optional Cash Payment Program (“DRIP”) in conjunction with the Corporation’s transfer agent to provide the option for shareholders to reinvest cash dividends into common shares issued from treasury at a five per cent discount to the prevailing market price with no additional fees or commissions.

Trust Units

	Year Ended December 31, 2010		Year Ended December 31, 2009
(units thousands)	Number of trust units	$	Number of trust units	$
Balance, beginning of year	236,615	2,917.6	216,435	2,600.7
Issued for cash	13,000	252.3	15,474	253.0
Issued on conversion of ARL exchangeable shares (Note 17)	424	7.9	572	8.6
Issued for acquisition consideration (Note 5)	23,003	449.2	—	—
Issued pursuant to the distribution reinvestment program	3,683	74.4	4,134	67.0
Trust unit issue costs, net of tax (1)	—	(10.0)	—	(11.7)
Exchanged pursuant to the Arrangement	(276,725)	(3,691.4)	—	—
Balance, end of year	—	—	236,615	2,917.6

(1)        Amount is net of tax of $2.5 million for the year ended December 31, 2010 (net of tax of $2.1 million for the year ended December 31, 2009).

Common Shares

	Year Ended December 31, 2010		Year Ended December 31, 2009
(shares thousands)	Number of shares	$	Number of Shares	$
Balance, beginning of year	—	—	—	—
Issued for trust units pursuant to the Arrangement	276,725	3,691.4	—	—
Issued for ARL exchangeable shares pursuant to the Arrangement	7,654	134.4	—	—
Elimination of deficit pursuant to the Arrangement	—	(631.3)	—	—
Balance, end of year	284,379	3,194.5	—	—

Net income per common share has been determined based on the following:

	Three Months Ended December 31		Twelve Months Ended December 31
(thousands)	2010	2009	2010	2009
Weighted average common shares, basic	276,110	236,138	259,903	233,025
Diluted common shares	283,723	238,507	264,220	235,394

19. DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS

	December 31, 2010	December 31, 2009
Accumulated earnings	$3,207.7	$2,946.9
Accumulated distributions	(3,839.0)	(3,525.5)
Reduction of deficit pursuant to the Arrangement (Note 1)	631.3	—
Deficit	—	(578.6)
Accumulated other comprehensive loss	(0.1)	(0.6)
Deficit and accumulated other comprehensive loss	$(0.1)	$(579.2)

20.     LONG TERM INCENTIVE PLAN

ARC’s share-based Long Term Incentive Plan — Restricted Share Units and Performance Share Units (the “RSU & PSU Plan”), formerly the Whole Trust Unit Incentive Plan, results in employees, officers and directors (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying notional share units.  The RSU & PSU Plan consists of Restricted Share Units (“RSUs”) for which the number of share units is fixed and will vest evenly over a period of three years and Performance Share Units (“PSUs”) for which the number of share units is variable and will vest at the end of three years.

Upon vesting of the RSUs, the plan participant receives a cash payment based on the fair value of the underlying share units plus all dividends accrued since the grant date.  The cash compensation of the PSUs issued upon vesting is further dependent upon an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier.  The performance multiplier is calculated using the percentile rank of ARC’s Total Shareholder Return relative to its peers and can result in cash compensation issued upon vesting of the PSUs ranging from zero to two times the value of the PSUs originally granted.

During the year, cash payments of $28.0 million were made to employees relating to the RSU & PSU Plan compared to $16.6 million in 2009.

Compensation expense associated with the RSU & PSU Plan is determined by the change in intrinsic value of ARC’s shares at each period end and is accrued over the vesting period.   A portion of the total compensation cost associated with the RSU & PSU Plan is capitalized and recorded as Property, Plant and Equipment to reflect the portion that is directly attributable to spending on capital projects.  As the value of the RSUs and PSUs is dependent upon the share price, the cost recorded may fluctuate over time.

ARC recorded non-cash compensation expense of $12.0 million and $1.6 million to general and administrative and operating expenses, respectively, and capitalized $2.1 million to property, plant and equipment in the year ended December 31, 2010 for the estimated change in the RSU & PSU Plan liability ($(0.1) million, $0.7 million, and $0.1 million for the year ended December 31, 2009).  The compensation expense was based on the

December 31, 2010 share price of $25.41 ($19.94 at December 31, 2009), accrued dividends, and a performance multiplier.

The following table summarizes the RSU and PSU movement for the year ended December 31, 2010:

(thousands)	Number of RSUs	Number of PSUs
Balance, beginning of year	1,052	1,305
Granted	511	460
Vested	(459)	(321)
Forfeited	(87)	(143)
Balance, end of year	1,017	1,301

The change in the net accrued long-term incentive compensation liability relating to the RSU & PSU Plan can be reconciled as follows:

	December 31, 2010	December 31, 2009
Balance, beginning of year	$32.6	$31.9
Change in net liabilities in the year
General and administrative expense	12.0	(0.1)
Operating expense	1.6	0.7
Property, plant and equipment	2.1	0.1
Balance, end of year (1)	$48.3	$32.6
Current portion of liability (2)	22.7	22.4
Long-term incentive compensation liability	$26.6	$10.9

(1)        Includes $1 million of recoverable amounts recorded in accounts receivable as at December 31, 2010 ($0.7 million for 2009).

(2)        Included in accounts payable and accrued liabilities on the Consolidated Balance Sheet.

21. COMMITMENTS AND CONTINGENCIES

Following is a summary of ARC’s contractual commitments as at December 31, 2010:

	Payments Due by Period
($ millions)	1 year	2-3 years	4-5 years	Beyond 5 years	Total
Debt repayments (1)	17.0	437.1	83.0	266.4	803.5
Interest payments (2)	25.8	46.1	36.4	52.3	160.6
Reclamation fund contributions (3)	4.6	8.3	7.1	60.8	80.8
Purchase commitments	38.7	33.6	12.8	9.2	94.3
Transportation commitments	27.1	46.2	32.5	18.2	124.0
Operating leases	9.0	18.1	14.9	64.7	106.7
Risk management contract premiums (4)	3.6	2.2	—	—	5.8
Total contractual commitments	125.8	591.6	186.7	471.6	1,375.7

(1)                    Long-term and short term debt.

(2)                    Fixed interest payments on senior notes.

(3)                    Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)                    Fixed premiums to be paid in future periods on certain commodity risk management contracts.

In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 14).  As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at December 31, 2010 on the balance sheet as part of risk management contracts.

ARC enters into commitments for capital expenditures in advance of the expenditures being made.  At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period.  ARC’s 2011 capital budget of $625 million has been approved by its Board of Directors.  This commitment has not been included in the commitment table above as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

ARC is involved in litigation and claims arising in the normal course of operations.  Management is of the opinion that pending litigation will not have a material adverse impact on ARC’s financial position or results of operations and therefore the above table does not include any contingency amounts for outstanding litigation and claims.

22. OTHER DEFERRED LIABILITIES

Other deferred liabilities comprise certain long term lease inducement liabilities associated with the building lease for ARC’s corporate office.  This non-cash liability is amortized on a straight line basis over the lease term commencing in March 2010 and extending to March 2024.  Amortization associated with this lease inducement has been included in general and administrative expenses.

23.  SUBSEQUENT EVENT

Subsequent to December 31, 2010 ARC disposed of minor properties in central Alberta for proceeds of approximately $170 million.

24.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from US GAAP.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are immaterial except as described below:

The application of US GAAP would have the following effect on net income as reported for the years ended December 31, 2010 and December 31, 2009.

	2010	2009
Net income as reported for Canadian GAAP	$260.8	$222.8
Adjustments:
Depletion and depreciation (a)	113.2	103.8
Ceiling test write-down (a)	—	(144.5)
Transaction costs (b)	—	(0.2)
Research and development costs (c)	(0.1)	(1.0)
Non-controlling interest (d)	—	2.3
Effect of applicable income taxes on the above adjustments and rate change (h)	(28.3)	2.9
Uncertain tax provision (i)	0.6	(1.0)
Net income under US GAAP	$346.2	$185.1

Net income per share (Note 18)
Basic	$1.33	$0.79
Diluted	$1.31	$0.79

Comprehensive Income:
Net income under US GAAP	$346.2	$185.1
Other Comprehensive (loss) income	0.5	(2.5)
Comprehensive income	$346.7	$182.6

The application of US GAAP would have the following effect on the Consolidated Balance Sheets as reported:

	2010		2009
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Property, plant and equipment (a), (c)	$4,432.9	$3,228.9	$3,573.4	$2,256.4
Goodwill (b)	243.2	265.4	157.6	179.9
Accounts payable and accrued liabilities (i)	(217.8)	(234.2)	(166.7)	(183.7)
Future income taxes/Deferred income taxes(h)	(439.5)	(129.5)	(321.8)	16.4
Non-controlling interest (d)	—	—	(36.0)	—
Temporary equity (d), (e), (f)	—	—	—	(4,567.6)
Unitholders’ Capital (e)	—	—	(2,917.6)	—
Shareholders’ Capital (f), (g)	(3,194.5)	(6,456.5)	—	—
Deficit (e), (g)	—	4,150.2	578.6	3,166.1

The above noted differences between Canadian GAAP and US GAAP are the result of the following:

(a)                    Under Canadian GAAP, impairment is recognized if the carrying amount of the PP&E exceeds the sum of the undiscounted cash flows expected to result from ARC’s proved reserves.  Cash flows are calculated based on third party quoted forward prices, adjusted for ARC’s contract prices and quality differentials.  Upon recognition of impairment, ARC would then measure the amount of impairment by comparing the carrying amounts of the PP&E to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves plus the cost of unproved properties less impairment.  A market interest rate is used to arrive at the net present value of the future cash flows.  Any excess carrying value above the net present value of ARC’s estimated future cash flows would be recorded as a permanent impairment and charged against earnings.

Under US GAAP, companies using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a prescribed discount rate of 10 per cent.  Prices to be used in the US GAAP ceiling test are the 12-month average price prior to the end of the reporting period.  For the year ended December 31, 2010 no ceiling test write-down was recorded ($144.5 million write-down for the year ended December 31, 2009).  Depletion and depreciation charges recorded under US GAAP subsequent to any US GAAP ceiling test write down have been adjusted to reflect the impact of the reduction of depletable costs.

A US GAAP difference also exists relating to the basis of measurement of proved reserves that is utilized in the depletion calculation.  Under US GAAP, depletion charges are calculated by reference to proved reserves estimated using average prices for the 12-month period preceding the end of the reporting period.  Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using future prices.

(b)                   On December 21, 2009 ARC acquired all of the issued and outstanding shares of two legal entities — 1504793 Alberta Ltd. and PetroBakken General Partnership No. 1 (collectively “Ante Creek”).  The acquisition has been accounted for as an asset acquisition under Canadian GAAP.  Under US GAAP, this acquisition qualifies as a business combination and has been accounted for as a corporate acquisition.  Under Canadian GAAP an iterative calculation is used to determine the amount of deferred taxes in an asset acquisition. However, as the transaction was accounted for as a business combination under US GAAP this iterative calculation does not apply and goodwill results from the difference between the present value of the tax shield inherent in the fair value of the asset as compared with the undiscounted deferred tax balance. In its US GAAP reconciliation, ARC has recorded goodwill of $22.3 million, recorded transaction costs of $0.2 million, reduced property, plant and equipment by $29.8 million and reduced its future income tax liability by $7.5 million, in respect of this acquisition.

(c)                    Under Canadian GAAP, costs incurred for ARC’s Redwater CO2 pilot project are capitalized as qualifying development costs.  A US GAAP difference exists as certain costs classified as research and development costs are required to be expensed in accordance with a specific guidance contained within US GAAP.  Specifically, the US GAAP Research and Development Standard requires that costs that are incurred for a particular research and development project that have no alternative future use must be expensed.   Accordingly, for the year ended December 31, 2010 ARC charged $0.1 million to the income statement for US GAAP purposes ($1.0 million for the year ended December 31, 2009).

(d)                   Under Canadian GAAP, ARC’s Exchangeable Shares are classified as non-controlling interest to reflect a minority ownership in one of ARC’s subsidiaries. As these exchangeable shares must ultimately be converted into Trust Units, the exchangeable shares are classified as temporary equity along with the Trust Units for US GAAP purposes using the applicable exchange ratio.

(e)                    Under US GAAP, as the Trust Units are redeemable at the option of the unitholder, the Trust Units must be recorded at their redemption amount and presented as temporary equity in the Consolidated Balance sheet. The redemption amount is determined based on the lower of the closing market price on the balance sheet date or 90 percent of the weighted average trading price for the 10 day trading period commencing on the balance sheet date of the Trust Units and the Trust Unit equivalent of the exchangeable shares outstanding. Under Canadian GAAP, all Trust Units are classified as permanent equity. Changes in redemption value between periods are charged or credited to deficit. For the year ended December 31, 2010, $1.0 billion was charged to deficit ($463 million charged to deficit for the year ending December 31, 2009).

(f)                      On December 31, 2010 the Trust effectively completed its conversion from an income trust to a corporation.  Pursuant to the Plan of Arrangement, all outstanding trust units and exchangeable shares were exchanged for common shares of the Corporation.  Under both US and Canadian GAAP this exchange was recorded at the carrying value of the trust units and exchangeable shares outstanding at December 31, 2010.

Due to the classification of ARC’s trust units and exchangeable shares as temporary equity under US GAAP, recorded at their redemption amount, the carrying value of shareholders’ equity varies between US and Canadian GAAP.  Prior to the Trust’s conversion to a corporation ARC had classified $6.5 billion as temporary equity, in accordance with US GAAP.

(g)                   Under Canadian GAAP, pursuant to the Arrangement, ARC reduced shareholders’ capital by $631.3 million, the amount necessary to eliminate the deficit of the Trust at the time of the Arrangement.

Under US GAAP, the elimination of a deficit through a reduction in shareholders’ capital is not permitted unless a quasi reorganization has been effected.  ARC’s conversion from an income trust to a corporation does not meet the required conditions to qualify as a quasi reorganization and therefore the deficit amount has not been eliminated through the reduction of shareholders’ capital.

(h)                   For year ended December 31, 2010 a deferred income tax expense of $28.3 million was recorded on current period depletion and depreciation adjustments for ceiling test write downs recognized in prior periods under US GAAP.

For the year ended December 31, 2009, $33.7 million relating to deferred income tax expense on current period depletion and depreciation adjustments and tax rate change adjustments on previous ceiling test writedowns recognized under US GAAP and a future income tax recovery of $36.3 million relating to the current period ceiling test writedown was recorded.   ARC also reduced its deferred tax liability compared to Canadian GAAP by $0.3 million relating to adjustments for the Ante Creek acquisition transaction costs and Redwater EOR costs expensed to the income statement under US GAAP.

(i)                       For the year ended December 31, 2010 ARC recorded a reduction to deferred income tax expense of $0.6 million for uncertain tax positions including accrued interest and penalties of $0.8 million.  As at December 31, 2010, the total amount included in accounts payable and accrued liabilities in relation to uncertain tax positions in the US GAAP Consolidated Balance Sheet was $16.5 million including accrued interest and penalties of $4.7 million.

(j)                       In 2010 and 2009, the FASB and SEC issued new and revised standards all of which were determined not to have a material effect on ARC except for ASC 805 — Business Combinations for which the reconciling items noted above have been recorded (see note (b)).